November 24, 2015

Justin Kisner

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: KSIX Media Holdings, Inc. – Form 8-K Filing dated August 10, 2015 – SEC File No.00-52522

Mr. Kisner,

Pursuant to a telephonic conversation with you this morning on behalf of KSIX Media Holding, Inc. (the “Company”), the Company is notifying the SEC that the Company will be filing the second amendment to the above referenced filing no later than Friday, November 27, 2015, based upon comments received from the staff on November 5, 2015 (hereinafter referred to as the Comment Letter.

The reason for the potential delay was the necessity to properly answer the questions fully and to gather the exhibits requested in the above referenced Comment Letter.

If you have any questions, comments or additional requirements, feel free to contact the undersigned at 800-760-9689. We appreciate your patience in this matter.

Professionally,

/s/ Cater Matzinger
Carter Matzinger
President